Bank of Lenawee Customer Account Guide

Table of Contents
Welcome	2
What to expect Transition Weekend	3
Answers to your questions	4
Checking Account Information	5
Savings Account Information	6
ATM/Debit Cards	7
OnLine Banking and Bill Pay	7
Mortgage Loans	8
Personal, Home Equity and Auto Loans	8
CDs/IRAs	9
Business Account Information	9
Fee Information	10
Office Locations	11

This communication shall not constitute an offer to sell or the solicitation of and offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

            First Defiance will be filing a Registration Statement on Form S-4 with the SEC concerning the merger of Pavilion Bancorp, Inc. into First Defiance(the “Merger”), which will include the joint prospectus/proxy statement that will be mailed to Pavilion’s shareholders.  WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain the documents free of charge, when filed, at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by First Defiance will be available free of charge from the Secretary of First Defiance at 601 Clinton Street, Defiance, Ohio 43512, telephone (419) 782-5015.  INVESTORS SHOULD READ THE PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.  Copies of all recent proxy statements and annual reports of First Defiance are also available free of charge by contacting First Defiance’s secretary.

First Defiance, Pavilion and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger.  Additional information about the directors and executive officers of First Defiance may be obtained through the SEC’s website from the definitive proxy statement filed by First Defiance with the SEC on March 20, 2007.  Additional information about the directors and executive officers of Pavilion may be obtained through the SEC’s website from the definitive proxy statement filed by Pavilion with the SEC on March 20, 2007.  Additional information about participants in the proxy solicitation and their interests in the transaction will be contained in the joint prospectus/proxy statement to be filed with the SEC.

Filed by: Pavilion Bancorp, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: First DefianceFinancial Corp.
Commission File No.: 0-26850

Welcome to our family!

Dear Valued Customer,

Pending expected regulatory and shareholder approval, Bank of Lenawee will officially join First Federal Bank of the Midwestat the close of business on Friday, March 14, 2008. This partnership will directly benefit you in many ways! Our strong commitment to superior customer service, local decision making and community involvement will remain a top priority, and you will soon have access to a wider variety of financial services from 36 locations throughout Ohio, Indianaand Michigan.

We want to make it easy for you to get to know First Federal Bank. To help you understand how and when your accounts will transfer and to answer some of your initial questions, we have developed this Customer Account Guide. It reviews your current services with Bank of Lenawee (checking account, mortgage loan, etc.), identifies comparable First Federal Bank products, and explains what you can expect in the next 30-45 days. We hope you find this information helpful and will retain this guide for future reference.

At First Federal, our success is built around the quality of our people, unrivaled customer service, a true community banking philosophy and our unique ability to make decisions at the local level. We know you placed your trust in Bank of Lenawee, and we look forward to the opportunity to earn your trust in First Federal Bank.

Thank you in advance for your patience with this process. For any account questions before March 14th, you can continue to call The Bank of Lenawee offices at 1-800-508-8346. If you have any questions after the conversion, please call our Customer Care Line at 1-877-367-8178.

Welcome to our family!

Sincerely,

Jeffrey D. Vereecke	Richard J. DeVries
Northern Market President	President and CEO
First Federal Bank	Bank of Lenawee

Please Note: While we transition, The Bank of Lenawee offices will be closed at 5:00 p.m. on Friday March 14th, will remain closed Saturday, March 15th and will reopen Monday, March 17th with normal business hours.

What to expect Transition Weekend
March 14th– March 17th, 2008

Our goal is to make the transition from Bank of Lenawee to First Federal Bank as smooth as possible. To accomplish our system changeover, it is necessary to temporarily close offices and briefly disable some of our electronic services. Here is a summary of changes that will take place March 14-17, 2008:

Branches will be closed Saturday, March 15th
All Bank of Lenawee offices and drive-thrus will close at 5:00 p.m. on Friday, March 14th and will remain closed all day Saturday, March 15th for account conversion. We apologize in advance for any inconvenience. The Bank of Lenawee offices in Adrian, Hudson, Morenci, Tecumseh and Hillsdale will re-open on Monday, March 17th as First Federal Bank offices. Lobby and drive-thru hours will not change. The Waldron office will be permanently closed after Friday,
March 14th.

Bank By Phone
Bank of Lenawee’s telephone banking service will be de-activated on Friday, March 14th at 7:30 p.m. To access your First Federal Bank accounts by phone beginning Monday, March 17th, at 8:00 a.m., please dial First Federal Bank’s Bank By Phone at 1-888-511-1077 and follow the prompts. You will need to use a new PIN when you call First Federal Bank’s Bank By Phone the first time. Deposit customers will receive instructions through the mail on using Bank By Phone in the near future.

Use your Bank of Lenawee checks
Your current Bank of Lenawee checks (for checking accounts) can be used for six months, until September 15th. In several weeks, you will receive a coupon to order free First Federal Bank checks to replace your Bank of Lenawee checks. If you use checks with your Money Market account, you can continue using them until September 15th and can order a new, free supply at any branch.

ATMs will be available, new cards to be issued
Even though the offices will be closed, you will still be able to use any of the Bank of Lenawee ATMs (or any other ATMs) and make debit card purchases over the transition weekend until 7:00 a.m. on Monday, March 17th using your current Bank of Lenawee Cash2Go debit card. After that, you will need to use your activated First Federal Bank debit card. You will receive your new debit card with activation instructions in a few weeks.

OnLine Banking and Bill Pay Services
All functions of Internet Banking (Online Express Banking) will be unavailable beginning Thursday, March 13th at 7:30 p.m. from the Bank of Lenawee website you currently use. You will be able to access your account from the First Federal Bank website
(www.first-fed.com) beginning Monday, March 17th at 8:00 a.m. Current Bank of Lenawee Internet Banking and Bill Pay customers will not have to register again. You will receive details on the new login process in the next few weeks.
All Bank of Lenawee Online Express Bill Pay services will cut off on March 11th at 5:00 p.m. Your Bill Pay payees and account information will transfer over automatically to First Federal Bank, so you will not have to re-enter that information after the conversion.

Final Bank of Lenawee statements
You will receive a final Bank of Lenawee statement for all checking, savings and loan accounts. The statements will be printed and mailed after Friday, March 14th.

Welcome To First Federal Bank
Answers to your Questions

Q: I understand Bank of Lenawee is changing to First Federal Bank of the Midwest. When will this change take place?
A: The change begins at 5:00 p.m. on Friday, March 14th. The offices will be closed on Saturday the 15th as we convert all the files from one computer system to another, but you will be able to use your Bank of Lenawee ATM and debit cards that weekend as usual. On Monday, March 17th, the conversion will be complete, and the new accounts will be in place. As a Bank of Lenawee customer, you will be notified of any actions you may need to take as part of the changeover.

Q: What are the advantages to me as a customer?
A: First Federal Bank is a leading community bank headquartered in nearby Defiance, Ohio. We live and work in the communities we serve and understand the financial needs of our customers. We are well known for fast, local decision making and exceptional customer service. We put our customers first! As a First Federal Bank customer, you will have access to 36 branch locations and 45 ATMs throughout northwest Ohio, Fort Wayne, Indianaand southeast Michigan(see locations on the back of this guide). First Federal Bank offers a wide variety of checking and savings accounts, loan products, online banking and bill pay services. We also offer insurance and wealth management services for individuals and businesses and are insured by the FDIC. We look forward to working with you, providing you with new products and services, and continuing the tradition of excellent customer service.

Q: What will happen to the Bank of Lenawee office in Waldron?
A: The Bank of Lenawee office in Waldron will be permanently closed for business at 5:00 p.m. on Friday, March 14, 2008 and will not re-open on March 17th. Waldron customers can be served through any First Federal Bank office beginning March 17th.

Q: When can I begin to use First Federal Bank branch offices and ATMs?
A: Starting Monday, March 17th at normal branch business hours, you may conduct all of your financial transactions at any First Federal Bank office in northwest Ohio, southeast Michigan and Fort Wayne, Indiana. Bank of Lenawee ATMs will be unavailable from 7:00 a.m. until 5:00 p.m. on Monday, March 17th as they are converted to First Federal Bank ATMs, and then can be used after that time once you have activated your new First Federal Bank ATM/debit card.

Checking Account Information
Q: When and how will my current checking account change to  a First Federal Bank account?
A: Conversion will begin at 5:00 p.m. on Friday, March 14th, and the offices will be closed on Saturday the 15thas we convert all the files from one computer system to another. Your checking account will transfer to the First Federal Bank product that most closely matches your current Bank of Lenawee product. (See chart below for details.) If you feel one of our other checking products such as Merit Checking for those 50 and better and Premium Checking with higher interest rates, better serves your needs, you can change to a different one anytime after Monday, March 17th. There will be no monthly minimum balance fees assessed on any accounts in the first 90 days as you decide.

Q: Will my direct deposit and automatic transfer services continue as before?
A: Yes. If you had direct deposit of Social Security, payroll or other regular deposits, your current service will continue without interruption. Automatic transfers between accounts and automatic deductions of payments will also continue, with no action needed on your part.

Q: Will I be able to use my current checks after March 17th?
A: Yes. Your current Bank of Lenawee checks will clear with no problems until September 15th, 2008. Before the conversion, you will receive a coupon and an order form for 150 free duplicate or 200 free standard checks from First Federal Bank. If you wish, you can place your order for new First Federal Bank checks before March 17th by bringing the coupon to any Bank of Lenawee office or by mailing the coupon and order form to the First Federal Bank main office (envelopes will be provided). You have until September 15th, 2008to use the coupon for free checks. If you re-order your own checks from a different vendor, please use the First Federal Bank “routing number” (the first series of numbers on the bottom of your checks) which is 241270851.

Q: Will my account numbers change?
A: No. We have made arrangements so your account numbers can remain the same. One thing that will change is the routing number on any new checks you order. The First Federal Bank routing number is 241270851.
If you currently have this type of Bank of Lenawee Account	Smart & Simple (no check images)	Smart & Simple Free (w/images) Advantage Plus	Smart & Simple Now Advantage Plus Now	Private Banking
Your new First Federal Bank account will be:	Free Checking	Free Plus Checking	Prime Checking	Private Banking
Interest	No	No	Yes .10% APY*	Yes, tiered interest rates and APYs* starting at balances of $2,500

Minimum Balance Requirements	None	None	$500.00	$1,000
Under Minimum Balance Fee	None	None	$7.00/month	None
Other Benefits	Free OnLine Banking and Bill Pay** Free Debit Card Unlimited check writing Free combined statements and free E-statements
All the benefits
of Free
Checking, plus…

$50.00 discount
on fees that may
apply to all
future loans
Bonus of .10%
APY* on all
future certificates
of deposits
Free paper check
images returned
with monthly
statement
			All the benefits of Free Checking, plus… Fee waived for Direct Deposit customers or those with $5,000 or more in CDs	All the benefits of Free PLUS Checking, plus… Free financial consultation with Private Client Advisor, and free assistance from a Private Banker† No monthly maintenance fees Direct Deposit Required

*Annual Percentage Yield (APY) quoted effective 1-24-08 and subject to change without notice. **A $5.95 per month fee will be assessed if the Bill Pay account is dormant for more than 90 days.  OnLine Banking and Bill Pay are also free with Free PLUS, Merit and Premium checking accounts. † Investments are: Not FDIC Insured - May Lose Value - Not a Deposit - No Bank Guarantee - Not Insured By Any Government Agency. Please refer to the Fee Schedule on page 10 of this guide for changes in fees and the enclosed brochure “Understanding Your Account” for other important account features

Savings & Money Market Accounts
Q: Will the features of my Savings or Money Market Account change?
A: The First Federal Bank savings account that most closely matches your current Savings Account is called a Statement Savings Account. If you have a Money Market Account, it will be transferred to a First Federal Bank Money Market Deposit Account. If you use checks with your Money Market Account, you can continue to use your current Bank of Lenawee checks until September 15, 2008. You can order a new supply of free checks anytime by stopping in any First Federal Bank branch between March 17th and September 15th. See the chart below and the fee schedule on page 10 for details on these accounts.

Q: Can I link my savings account to my debit card for ATM withdrawals?
A: You will have the ability to link your Statement Savings account to a First Federal Bank ATM/debit card for ATM access to your account 24 hours a day. For debit card purchases, a checking account is required.

Q: Are my accounts going to be FDIC insured?
A: Your deposit is insured by the FDIC up to the $100,000 maximum amount allowed by law. If this conversion causes your total deposits to exceed $100,000, we will contact you and help you rearrange your deposits to make sure you are adequately covered.

Q: Can I change my savings account to something different after the conversion?
A: Yes. First Federal Bank also offers a Premium Money Market Account and a Premium Savings Account with additional benefits that may interest you. There will be no monthly minimum balance fees assessed on any accounts in the first 90 days as you decide.

If you currently have this type of Bank of Lenawee Account:	Family Funds Statement Savings Simply Savings	Mega Money Market Account	Jolly Good Savings	Children’s Savings Account (Purple Pig)	Health Savings Account
Your new First Federal Bank account will be:	Statement Savings	Money Market Deposit Account	Christmas Club Account	Earn E. Eagle Savings Club (account for 12 years and younger)	Health Savings Account
Interest/Yield	Currently .25%APY*	Tiered, can change daily	.25% APY*	Currently .25% APY*	Tiered, can change daily
Minimum Opening Deposit	$5.00	$1,000.00	$5.00	$5.00	$50.00, $20.00 fee to open
Minimum Balance Requirements	$100.00	$1,000.00	None	None	None
Under Minimum Balance Fee	$1.00/mo	$6.00/mo	None	None	None

*Annual Percentage Yield (APY) quoted effective 1-24-08 and subject to change without notice. **The minimum balance on First Federal Bank’s Statement Savings Account is waived for those under the age of 18 years. See page 10 of this guide for detailed fee information.

ATM & Debit Cards
Q: Will I receive a new ATM/Debit Card? When do I begin using it?
A: Yes, your current Cash2Go ATM/Debit Card will be replaced with a First Federal Bank combination ATM/Debit Card. The new card can be used at all ATMs as in the past. It can also be used as a debit card, linked directly to your checking account at First Federal Bank. You will receive your new card and PIN in the mail in early March. IMPORTANT: Your current Bank of Lenawee ATM/Debit Card can only be used until 7:00 a.m. on Monday, March 17th. After that, you will need to use your new First Federal Bank card. If you would like to change the PIN assigned with your new First Federal Bank card, you can do that at any ATM beginning March 18th.

Q: How and when do I activate my new ATM/Debit Card?
A: Your new First Federal Bank ATM/Debit Card can be activated beginning Sunday, March 16th at
5:00 p.m. by calling the number located on the sticker of your new card. Once activated, the card can be used for debit purchases or ATM transactions on March 17th. If you have recurring payments debited to your account through your debit card, you will need to contact those companies after the conversion and give them your new debit card number. You will have more details on setting up your new card when you receive the card in the mail.

OnLine Banking & Bill Pay
Q: When will my online banking services become available?
A: Beginning Thursday, March 13th at 7:30 p.m., your current account will not be accessible from the Bank of Lenawee website you currently use. You can access your checking, savings and loan accounts from the First Federal Bank website at www.first-fed.com beginning Monday, March 17th at 8:00 a.m. If you currently use internet banking services, you will not need to re-register. You will however need to log in differently and you will need to set up new security features. You will receive specific instructions in the mail.

New OnLine Banking customers may view a demo and register at First Federal Bank’s website anytime after 8:00 a.m. on March 17th by clicking the demo button on the homepage.

Q: What about my Bill Pay services?
A: Bank of Lenawee’s bill payment service will be turned off at 5:00 p.m. on March 11th, 2008. If you currently use Online Express Bill Pay services, your account information and payees will automatically transfer to First Federal Bank. If you have never used Bill Pay services and would like to begin, you can register anytime after 8:00 a.m. on March 17th at
www.first-fed.com .

Mortgage Loans
Q: Will I receive a new payment coupon book?
A:  Yes. You will continue using your current Bank of Lenawee mortgage coupon book until you receive a new payment book from First Federal Bank after the conversion. The new payment book will contain instructions on how to make your next mortgage payment. If you currently make an electronic mortgage loan payment, you will not receive a coupon book. Your payment will continue to be made electronically. Payments can also be made at any First Federal Bank office after March 17th.

Q: Will my loan terms change?
A:  No. Your mortgage payment amount and payment due date will remain the same. The other terms of your mortgage loan will remain the same as well.

Q: Will my escrow arrangement change?
A: No. If you currently have escrow arrangements, those arrangements will remain in place with First Federal Bank. You will receive a final escrow analysis from Bank of Lenawee before the conversion and a First Federal Bank escrow analysis annually at the end of each following February.

Personal, Home Equity and Auto Loans
Q: Will the features of my personal, home equity or auto loan change?
A:  No. Your payment amount and payment due date will remain the same. First Federal Bank will honor the terms and interest rate arrangements in place for these loans.

Q: Will I receive a new payment book?
      What about new home equity checks?
A:  For personal and auto loans, you can continue to use your current payment book until you receive a new payment book from First Federal Bank after the conversion. Your new book will reflect the next payment due dates. If you currently make electronic payments, you will not receive a new payment book.

If you have a home equity loan, you will be able to use your old checks until September 15th to access your account. You will receive three new First Federal Bank checks in the mail to use for your home equity account. When you need more, you may come to a branch near you and First Federal Bank checks will be printed for you while you wait. Your monthly home equity invoice will be sent to you in a statement printed on the 5th of the month and due on the 25th of the month.

IRAS & CDs
Q: Will there be any changes to my certificate(s) of deposit or individual retirement accounts?
A: Your IRA account will be transferred to First Federal Bank as the Trustee for the IRA.  Your funds will continue to be insured separately from other deposits up to the maximum amount allowed by law. If you make a deposit to your IRA account after Monday, March 17th for the 2007 tax year, it will be credited appropriately. First Federal Bank will honor the terms and interest rate arrangements already in place for your CDs and IRAs. However, instead of a quarterly statement, you will receive one annual statement for your CD.

OTHER SERVICES
Q: What is Overdraft Privilege?
A:  Overdraft Privilege is a special overdraft protection service First Federal Bank provides to all checking accounts in good standing. There is no fee other than our standard $31.50 NSF fee for each item overdrawn. You will receive detailed information on Overdraft Privilege in future letters.

Q: What about my credit card?
A: Your Bank of Lenawee credit card can be used as you normally would until further notice.

Q: Will my safe deposit box service change?
A: Your safe deposit box will remain the same. If you received a discount, your discount will carry over.

Business Accounts
Q: What if I have a business checking account?
A: If you currently have a business checking account, you will be contacted by letter or phone with details on First Federal Bank’s advantageous business products, which include Internet Cash Management and Payroll Processing services, Sweep Accounts, Remote Deposit Service and Free Small Business Checking accounts. We look forward to working with you and providing you with additional options for your business, along with exceptional customer service. For businesses needing routing numbers, the First Federal Bank routing number is 241270851.

Q: Will my commercial loan terms change?

A: No. First Federal Bank will honor the terms and rate arrangements already in place for your commercial accounts, however your monthly billing process and statements may change. We will contact you to provide you with the details.

First Federal Bank Retail Fee Schedule

CHECKING, SAVINGS AND MONEY MARKET ACCOUNTS
Monthly service fee if your balance falls below the stated amount anytime during the statement period:
FREE CHECKING, FREE PLUS CHECKING, MERIT CHECKING - No minimum balances, no monthly service fees.
PRIME CHECKING - $500 minimum balance, otherwise a $7.00 monthly fee will occur*
*No monthly fee regardless of minimum balance if a direct deposit customer, or have $5,000 or more in First Federal Certificate accounts.
PREMIUM CHECKING - $1,000 average balance, otherwise, a $10.00 montly service charge will occur.
MONEY MARKET ACCESS™ ACCOUNT - No minimum balance, no monthly service fee.
MONEY MARKET DEPOSIT ACCOUNT - $1000 minimum balance, otherwise a $6.00 monthly service fee will occur.
STATEMENT SAVINGS ACCOUNT - $100 minimum balance, otherwise a $1.00 monthly service fee will occur.
If the balance in your Passbook Savings account falls below $100.00 anytime during a calendar quarter, you will be assessed a $3.00 maintenance fee.
HEALTH SAVINGS ACCOUNT - $20 fee to open account, no minimum balance, no monthly service fee, $25.00 fee to close account.

Other Related Fees
Account Activity print out	$1.00/pg
Account closed within 180 days of opening	$25.00
Account Reconciliation
(1/2 hour minimum)	$25.00/hr
ATM monetary transactions (deposit, withdrawal, transfer):
at First Federal Bank ATMs	No Fee
ATM withdrawals at non-First Federal Bank ATMs $1.00
(1 fee per month waived for Merit Checking customers; 4 fees per month waived for Premium Checking customers. Other banks’ fees may apply)
Balance inquiry:
at First Federal Bank ATMs	five free per cycle
$1.00 per inquiry thereafter
all other ATMs	$1.00 each
Cashier’s Check	1 free per day, after that $5.00 each
Certify a check	$7.00 each
Check Cashing:
Customer	No Fee
Non-customer	$10.00 each
Check charge-back to loan	$31.50 each
Check printing:	(fee depends on style of check ordered)
Coin Counting:
Customer	No fee
Non-customer $5.00 minimum or 5% of total coin counted,
whichever is greater
Collections account transactions	$8.00 each
Collections	Our Cost

Counter checks	four for $1.00
Currency Purchases:
Customer	No charge
Non-customer	$5.00 per order
Deposited item returned	$10.00 each
Dormant Account
Checking	(after one year) $5.00 per month
Savings	(after one year) $5.00 per month
Electronic Statement	No Fee
Extra copies of statement	$5.00 per statement
Fax Machine, first page	$5.00
Fax, each additional page	$1.00
Foreign checks/money orders	our cost + $5.00
Foreign currency exchange	$20.00
Images of checks:
Online or E-Statement Images	No fee
Paper copies with monthly statement	$5.00 fee; waived if account requirements are met
Indemnity bond	$25.00 each
Legal Proceedings/Garnishments (court orders for child support)/Escheat Processing/Executions/Levies	$75.00 each
MONEY MARKET ACCOUNTS
Excess usage fee (after 3 checks/mo)	$10.00 each
Nonsufficient funds (NSF) item	$31.50 each
If NSF is paid creating an overdraft	$31.50 each
An insufficient funds item may be created by payment of checks, electronic funds transfer or other withdrawal request or payments authorized by you
OnLine Banking:
Account Access	No Fee
Unlimited Bill Payment	No Fee
Dormant Bill Pay Account	$5.95/month
Overdraft Service Fees
Transfer from deposit account	$6.00 each
Transfer from loan account	$6.00 each
All other checks or debits paid	$31.50
Photocopies	$0.50 each
Postage on returned check order	Our cost
Replace lost ATM/debit card	$5.00 each time
Rolled Coin Purchases:
Customer	No Fee
Non-customer	$0.10 per roll
Stop payments (all items)	$31.50 per check
Stop payments - ACH payments	$31.50 per item
Travelers cheques, for One	2.00%
Travelers cheques, for Two	2.50%
Wire transfers:
Foreign	$50.00

Incoming	$15.00
Outgoing	$20.00
SAFE DEPOSIT BOXES
Base Annual Rent (sales tax will be added)
$2.00 discount with automatic payment (unless a Merit Checking customer)
2 x 3 or 3 x 5	$20.00
5 x 5	30.00
3 x 10	35.00
5 x 10	50.00
10 x 10	25.00
Lost key replacement	25.00
Box drilling	our cost + 5%
Late charge fee (15 days)	$6.00

First Federal Bank Office Locations
Bowling Green, OH
1226 W. Wooster St.
(419) 354-1400

Bryan, OH
204 E. High St.
(419) 636-3118
926 E. High St.
(419) 636-5653

Defiance, OH
601 Clinton St.
(419) 782-5015
1177 N. Clinton St.
(419) 782-6626

Delphos, OH
230 E. Second St.
(419) 695-1055

Elida, OH
105 S. Greenlawn St.
(419) 331-8015

Findlay, OH
3900 N. Main St.
(419)422-4422
301 S. Main St.

(419) 424-1616
7591 Patriot Dr.
(419) 423-3244

Fort Wayne, IN
7437 Coldwater Rd.
(260) 489-3036

Fostoria, OH
1694 N. Countyline St.
(419) 436-1310

Genoa, OH
22020 W. State Rte.51
(419) 855-8326

Glandorf, OH
135 S. Main St.
(419) 538-7100

Hicksville, OH
201 E. High St.
(419) 542-5626

Lima, OH
2600 Allentown Rd.
(419) 224-2265
2285 N. Cole St.
(419) 229-2265
2565 Shawnee Rd.
(419) 221-1312

Maumee, OH
417 W. Dussel Dr.
(419) 794-5000

McComb, OH
124 E. Main St.
(419) 293-3753

Montpelier, OH
1050 E. Main St.
(419) 485-5591

Napoleon, OH
625 Scott St.
(419) 592-3060
1800 Scott St.
(419) 599-2727

Oregon, OH
2760 Navarre Ave.
(419) 690-8326

Ottawa, OH
405 E. Main St.
(419) 523-6440

Paulding, OH
905 N. Williams St.
(419) 399-9748

Perrysburg, OH
1077 Louisiana Ave.
(419) 872-8326

Wauseon, OH
211 S. Fulton St.
(419) 335-7911

8 New offices in Michiganopening Monday, March 17th!
Adrian, MI
300 N. Main St.
(517) 265-5144
1701 W. Maumee St.
(517) 266-5008
135 E. Maumee St.
(517) 266-5009

Hudson, MI
539 Meridian Hwy.
(517) 448-2341
Morenci, MI
211 W. Main St.
(517) 458-2296
Tecumseh, MI
501 E. Chicago Blvd.
(517) 266-5023
1449 W. Chicago Blvd.
(517) 423-7969
Hillsdale, MI
8 W. Carleton Rd.
(517) 437-3560

Banking Service By Phone:
1-888-511-1077
First Federal Bank Customer Care Line
1-877-367-8178
OnLine Banking & Bill Pay
www.first-fed.com

Member FDIC
Equal Housing Lender